SUBSIDIARIES OF T. ROWE PRICE GROUP, INC.                        EXHIBIT 21
DECEMBER 31, 2013

Subsidiary companies and place of incorporation	Ownership
T. Rowe Price Advisory Services, Inc. (Maryland)	100%
T. Rowe Price Associates, Inc. (Maryland)	100%
T. Rowe Price (Canada), Inc. (Maryland)	100%
T. Rowe Price Investment Services, Inc. (Maryland)	100%
T. Rowe Price Retirement Plan Services, Inc. (Maryland)	100%
T. Rowe Price Services, Inc. (Maryland)	100%
T. Rowe Price International Ltd (United Kingdom)	100%
T. Rowe Price Hong Kong Limited (Hong Kong)	100%
T. Rowe Price Singapore Private Ltd. (Singapore)	100%
Other subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.